Exhibit 13.13

Props Meetup Blockchain Week 2019, NYC – Video Script
The actual video can be found here:
https://www.dropbox.com/s/q7mefxamryez9eb/PROPS%20CUT%203.mp4?dl=0
[Images of people gathered at YouNow offices, happy hour scene]
[The following text appears on the screen: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy Props Tokens can be accepted and no part of any purchase price can be received until an offering statement is qualified pursuant to the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person’s indication of interest involves now obligation or commitment of any kind.
This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,” “believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our plans for developing the platform and future utility for the Props Token, future qualification or our Reg A+ offering and launch of our network, and collaborations and partnerships. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. We cannot assure you that the forward-looking statements will prove to be accurate.]
>>ADI: Welcome. We wanted to take this opportunity to give you an update on what’s going on with Props. Not only do I have to put this up [pointing to the “Notice”] for 28 seconds, which are almost over. But I also need to tell you that I am not soliciting you to buy Props. If you have bought Props already, thank you. Big picture, um, you know, two years ago we started developing Props because we got feedback from our community and from our users that they didn’t think that they were fairly compensated. So, given the fact that we have a lot of experience in running a two-sided economy – we have sold over $60 million worth of our in-app digital currency and shared it with our power users – when they said that, we really listened. And, when we dug deeper, we realized a couple of things. One, this was not our issue alone, we were hearing the same thing from YouTube with the ad-pocalypse and from Instagram, that it is not monetized, and from Facebook and Twitch streamers. So that was one thing, and the second is that it went, you know, beyond just social networks. You know, we saw just last week, Uber drivers, going to the streets [inserts picture of Protests in San Francisco – day of Uber IPO] to demonstrate against what they conceive as unfair compensation, inequality, billionaires are being minted and they can barely make ends meet. Paying does not create an alignment by default, and we see that from, you know, YouTube and from Uber, and we see that from ourselves. And so, we believe that sharing in the success and the upside of the network from those who contribute to the growth of the network is the actual real alignment. And that that alignment [insert presentation slide “Turning Social Capital to a Stake in the Network”] provides positive externalities like loyalty, evangelism, and network growth. And so, Props was born. At that point we already knew the exact dollar value of each action that is being taken on our network.

And so, you know, what was sort of left to do, was to make sure that we actually compensate much more fairly and share in the value that’s being created with all these contributors to the growth of the network. And there were two findings/realizations that are kind of noteworthy to share with all of you. The first one is that our pilot research shows that compensated contributors [graph chart] are two and a half times more loyal in terms of the length that they stay with the network than non-compensated contributors. Um, and we see that data here. The second is that, you know the mechanics and the economics of compensating a worldwide user base in a gamified cryptocurrency versus the mechanics and the economics of doing that with the US dollar is very different. And the gamified cryptocurrency allows us to actually a lot more freedom, a lot more leverage to reach a much wider set of user base. We are running, right now, the Props rewards simulation on our community as we are getting ready to launch. And, we are seeing actually that [slide insert] it touches 150X more people and all these users now have the opportunity to, um, be part of the action, part of the loyalty, part of the participation and the growth of the network, getting an ownership stake in the network. So, the interesting thing also is that these ideas don’t apply just to us and we immediately started talking with other networks, other video communities, non-video communities who, um, had the same issues. And so, we open sourced the tooling, we build the blockchain infrastructure; we created APIs so that other apps could integrate into Props. We all know that currency is a network effect thing, and um, the more apps, the more users, the more value that is being created to the existing users, to the new users that are coming in. And so, with that we are starting to sign up new apps and communities into the Props ecosystem and I’m very happy that we have with us tonight Alex Harrington who is the CEO of PeerStream. [Peerstream logo appears onscreen] PeerStream is a company with over $25 million a year annual run rate. They’re running several video apps and they have millions users and they’re going to be the first to be joining the Props ecosystem alongside YouNow.
>>ALEX: PeerStream makes communications apps and software and really excited to bring our ecosystem into the Props network. We were joining as a launch partner we are expecting to launch at or around shortly after the time that it’s tooled up on YouNow. And like YouNow we have a large community of highly valuable users within our overall network. Tens of thousands of content creators and highly influential room hosts who, the motivation of those people really affect the health of the community. And unlike most reward systems this is actually translatable into, you know cash money. (Chuckles) Which is incredibly powerful of course that that happening once regulators greenlight the secondary exchanges. So all of these things align with what Adi was talking about, which is, you know, including your creators as stakeholders in the network and crating more valuable with all people involved which is why we are so excited to be a part of this.
>> YONATAN: Thank you, Alex. That was great. We are really happy to have you. Let’s talk a little bit about how Props works. A user performs more work on an app; the user can get more Props. They’re essentially and allegorist to capital. [Slide] So, in three different ways, one is the more capital you hold, the more benefits and perks you have in society, and similarly, that is the way it works in apps. So, if you hold Props in an app you are going to get discounts, you are going to get access to content, access to additional features, a VIP experience, status, etc. Second, with capital, when you hold it it usually generates more income for you and similarly with Props you can earn by holding them by virtually first becoming a validator on the network and second, shortly after we launch, we enable staking by additional users who can essentially bond their token and vote who they want to be a validator in more of a delegated proof of staking-type system – that will happen a little later. And the third is just like capital, we are not trying to create a medium of exchange currency that would make, kind of replace money or replace a currency for micro transactions but rather, just like capital if you want to give some of it to someone you can do that. Similarly, you can do that with Props with the click of a button and once the regulatory approvals arrive the exchanges go online, we will be able to enable all these things and that is all planned to happen very soon. [Slide] The idea behind Props of turning social capital to a stake in the network is a big idea behind everything that we are doing. And essentially, big picture, you can look at a lot of human activity as a way of essentially gaining status, right? A lot of the things that humans do is about getting status and that’s reflected in many social networks that are status-driven in nature. However, most social media networks generate much more social capital than they generate financial capital, especially in their early days. So if I get 50,000 followers on Instagram I’m not necessarily able to easily turn that into money; I can get very creative and create all sorts of deals with brands and create product placements but Instagram monetizes that in a streamlined way, the user does not. Even YouTube that does offer revenue share for creators – often creators are earning far less value than the value that they generate for the network are struggling and creating fan pages for people to donate to them; that’s a very common phenomenon. So, what we are trying to really do with Props is become a new and efficient way for people to turn the social capital they create on digital services and on digital networks and turn that into value. Turn that into something tangible. And, let’s try to make that idea a little more concrete with how we do that on YouNow. So, for example, on YouNow the biggest thing that drives most of the activity in the spending on the platform is level, or the status that user has. That’s what people are competing for and again that’s very similar in many social platforms. On YouNow specifically, we denote that with a level. What we are doing with Props, or one of the things we are doing with Props in YouNow coin launch is replacing the level system that exist on YouNow and basically taking our 46 million registered users replacing their levels with the right to claim Props and hold the Props in order to denote the status that they have in the platform, the perks they are going to get, the in-app benefits that they are going to get, and what that creates is essentially a currency that people are holding in order to benefit from everything else that used to be a morphing social capital until now on the app. In terms of how users even get that in the first place, that basically works in two ways: one is on the protocol level and one is on the app level. We are getting into a little bit inside [unclear, 10:55] but I’ll keep this very short because I know some people are very interested in this. Basically, there is a protocol rewards engine; it rewards apps with a portion, the verifiable portion of the Props economy activity that happens on each of the apps. The second portion is about how apps reward their own users, and that, by definition, very naturally is different between one app and another app. So, you can’t really compare apples and oranges there around what is valuable for one app and what is valuable for another. So each app can define what user actions result in receiving Props and what holding Props gives the user, and how much of the Props that they earn from the protocol they are going to actually share with the users. The incentive structure works so that they are incentivized to share most of it and with their users. But, how does the protocol reward engine know how much Props to share with each of the applications? That works through the PropsChain. The PropsChain is our solution for the apps to share data and that data includes some of the verifiable usage data; but it includes other things as well. The PropsChain is validated by other validators and it enables low latency, near zero costs, public sharing of information by different people on the network. In the future, as we deploy this as a delegated proof of stake type system, the people defining who the validators are, are going to be everybody in the network. Initially we are going to launch with a few large stakeholders of Props that will serve as validators and one of those people that we are very happy to have here today is Jake Brukhman of CoinFund, who will – going to be nominated to become a validator on the network. Luckily, Jake is one of the biggest experts that I’ve heard of around generalized mining and around staking networks, and is also an advisor and investor in Props that have been very helpful to us.
>>JAKE: I am the founder and CEO of CoinFund. CoinFund is an early blockchain-focused fund based here in the United States. You know, we have really enjoyed working with the YouNow team and it’s not an underestimation to say that they have worked really hard and have been willing to push boundaries both sort of technologically and inside of crypto and on the regulatory fronts and the fact that this is all coming together very well – two years later, makes me very, very proud. Additionally, and as Adi noted, this is one of the best teams – some of the best experience in two-sided market places, and blockchain here, I think, is a tremendous use case. I want to talk a little bit about this concept of generalized mining. This is a pretty esoteric and technically, and nerdy terminology for basically what we see at CoinFund as the idea of participants in open centralized networks being able to go to the protocol and earn some kind of compensation or return, or reward, you know, on protocol from the decentralized network itself. This is an incredible change in the way that people interact with product, let’s say, the way that networks on the internet operate, as well as, how investors invest in such networks. You know, when you think about what a decentralized network was in 2013 or 2014 you’re talking about bitcoin, you’re talking about these monolithic networks that do cryptocurrencies. But what we’ve seen in the 6 years or so, since then, is an explosion, literally a Cambrian explosion of different kinds of decentralized networks that serve different domains. Not only now do we have dedicated networks of cryptocurrencies, but we have smart-contracting platforms like Ethereum, EOS, and Polkadot and Cosmos and many, many others. So we are very excited to participate in the launch of PropsChain and we hope to see you there.
>> ADI: That’s it, so thank you everybody very much for coming. (Audience applauds).
[The following text appears on the screen: No money or other consideration is being solicited, and if sent in response, will not be accepted. No offer to buy Props Tokens can be accepted and no part of any purchase price can be received until an offering statement is qualified pursuant to the Securities Act of 1933, as amended, and any such offer may be withdrawn or revoked, without obligation or commitment of any kind, at any time before notice of its acceptance given after the qualification date. A person’s indication of interest involves now obligation or commitment of any kind.
This communication contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us. In some cases, you can identify forward-looking statements by the following words: “will,” “expect,” “would,” “intend,”

“believe,” or other comparable terminology. Forward-looking statements in this document include, but are not limited to, statements about our plans for developing the platform and future utility for the Props Token, future qualification or our Reg A+ offering and launch of our network, and collaborations and partnerships. These statements involve risks, uncertainties, assumptions and other factors that may cause actual results or performance to be materially different. We cannot assure you that the forward-looking statements will prove to be accurate.]